File Number: 82-4688

# Trivalence Mining Corporation



NEWS RELEASE

## RIO TINTO DRILLING SUCCESSFULLY REASSESSES TWO MORE KIMBERLITES

**TRIVALENCE MINING CORPORATION (TMI:TSX VENTURE EXCHANGE, TMIGF:NASD OTCBB) May 28, 2002**

The Company is pleased to provide an update on results from its kimberlite exploration program being carried out by its Joint Venture participant, Rio Tinto Mining and Exploration Ltd. ("Rio Tinto") who is conducting exploration on the 1,012 sq km Aredor concession in Guinea, West Africa. Rio Tinto can earn up to a 53% interest in any kimberlite developed into a mine. To date, Rio Tinto incurred expenditures of US$3.5 million on the Aredor exploration joint venture.

**Aredor Kimberlite Exploration, Guinea**

Over the past two months, Rio Tinto has drill tested, by a total of 2,330 metres of reverse circulation drilling, six EM-geophysical targets and two known kimberlites.



On the K7 kimberlite, all nine holes cut kimberlite and the samples totalling 10 tonnes have been sent for testing to the Rio Tinto Dense Media Separation plant (DMS) at Kerouané.

On a target proximal to K14, the first angled RC hole was stopped in kimberlite at 134 metres (92 metres true depth). Drilling is continuing on this target to determine the size and shape of the body and its relationship to K14. The samples will again be sent to Kerouané for processing. Results from the K7 and K14 samples will be released as they become available.

Rio Tinto also reports diamond counts from reverse circulation drill chips recovered from kimberlite K5 drilled in December 2001. Three holes totalling 362 metres were drilled; all three holes intersected kimberlite. Two holes were stopped in kimberlite and the third hole successfully drilled through the kimberlite to end in granite thus defining one contact. Rio Tinto composited the RC chips into five samples which were treated in the Kerouané DMS plant. The diamond counts from the five samples are shown in the table below:

| Sample Number | Tonnes Processed | Diamonds <0.5 mm | Diamonds >0.5mm | Total carats >0.3 mm | Carats per Tonne (>0.3 mm) |
|---|---|---|---|---|---|
| HAK-1 | 3.5 | 2 | 0 | 0.017 | 0.005 |
| HAK-2 | 1.4 | 0 | 21 | 0.600 | 0.430 |
| HMK | 1.59 | 1 | 5 | 0.029 | 0.018 |
| HMK -1 | 1.22 | 0 | 2 | 0.017 | 0.014 |
| HMK -2 | 0.74 | 0 | 0 | 0.000 | 0.000 |

The largest diamond was recovered from sample number HAK-2 and weighed 0.38 carats. Sample HAK-2 was taken in hole RC006 (azimuth 327°, dip -45°) from 57 to 92 metres.

Upon completion of the drill testing of the target proximal to K14, Rio Tinto has informed the Company that it intends to return to the K5 area to carry out further drilling. The K5 kimberlite, centrally located on the Aredor concession, is one of a cluster of four pipes all occurring within 600 metres of one another. These pipes are immediately south of areas presently being mined by Trivalence for alluvial diamonds. Diamonds recovered from these blocks have consistently sold for an average of between US$450 and US$500 per carat.

dlw 6/17



502 – 815 Hornby St., Vancouver, British Columbia, Canada V6Z 2E6
Telephone: (604) 684-2401 • Facsimile: (604) 684-2407 • Toll Free: 1-888-273-3671
Website: www.trivalence.com

**Kokong Kimberlite Exploration, Botswana**

Tinto Botswana has completed the first phase of data compilation and orientation surveys. On the Kokong licences, there are 31 known kimberlite pipes, 15 of these are diamondiferous. The 2000 aeromagnetic survey done by Fugro for Trivalence has been re-interpreted and 96 targets selected. Of these, 50 are considered high priority. Tinto Botswana's objective is to select 20 targets for RC drilling. The selection process includes a combination of geophysical methods and KIM (Kimberlite Indicator Minerals) sampling. A test of the BHP-Billiton airborne gravity system (Faron) has also been conducted.

Seven drill targets have already been selected including several large ones (up to 38 hectares in size). RC drilling of these targets is scheduled for the next quarter. Expenditures by Tinto Botswana to the end of April 2002 have been US$139,000.

Trivalence Mining Corporation is a publicly traded exploration and development company with a primary focus on diamonds. The Company owns an 85% interest in the Aredor diamond mine in Guinea, West Africa and a 100% interest in the Palmietgat kimberlite diamond mine in South Africa. The Company also owns a 100% interest in the 3,700 square km. Kokong property in Botswana. The Company has entered into joint venture exploration agreements with Rio Tinto Mining & Exploration Limited for exploration of kimberlites on both its Aredor and Kokong concessions.

Waseem Rahman
Director

For further information contact:
Omair Choudhry
Phone: (604) 684-2401
Toll Free: 1-888-273-3671
Facsimile: (604) 684-2407
Website: www.trivalence.com
E-mail: tmi@trivalence.com